Mail Stop 4561
Via fax (650) 403-5500

March 4, 2010

Mr. Umang Gupta, CEO
Keynote Systems, Inc.
777 Mariners Island Boulevard
San Mateo, CA 94404

> **Re:** **Keynote Systems, Inc.**
> **Form 10-K for the Fiscal Year Ended September 30, 2009**
> **Filed December 11, 2009**
> **Form 10-Q for the Quarter Ended December 31, 2009**
> **Filed February 9, 2010**
> **File No. 000-27241**

Dear Mr. Gupta:

We have reviewed your response letter dated February 12, 2010 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated January 29, 2010.

Form 10-K for the Fiscal Year Ended September 30, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Polices and Estimates

Goodwill, Identifiable Intangible Assets, and Long-Lived Assets, page 34

1. We note from your response to prior comment 6 that the fair value of the company's reporting unit exceeded its carrying value at September 30, 2009 by $3.4 million. Please clarify whether you have determined that the estimated fair value of your reporting unit substantially exceeded the carrying value and if so, explain further your conclusions that a fair value in excess of carrying value by

Mr. Umang Gupta
Keynote Systems, Inc.
March 4, 2010
Page 2

> 2.2% is considered to be substantially in excess. Also, to the extent you have
> determined that the estimated fair value substantially exceeds the carrying value
> for your reporting unit, please disclose this determination in future filings.
> Alternatively, if you believe your reporting unit has an estimated fair value that is
> not substantially in excess of the carrying value, then please revise your
> disclosures to disclose (a) the percentage by which fair value of the reporting unit
> exceeded carrying value as of the date of the most recent test and (b) describe the
> potential events and/or changes in circumstances that could reasonably be
> expected to negatively affect the key assumptions used in determining fair value.
> Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC
> Release No. 33-8350.

Note 1(B). Revenue Recognition, page 58

2.   We note from your response to prior comment 9 that for Internet subscription
        services revenue, the framework agreement signed by both parties is evidence of
        an arrangement. Please clarify whether you begin recognizing revenue based on
        this arrangement alone or whether you defer revenue recognition until the specific
        quote and purchase order are also provided. If the framework agreement alone is
        evidence of an arrangement then please explain further how you determined that
        the fixed and determinable criteria of SAB Topic 13.A have been met prior to the
        company providing a specific quote for the arrangement.

Form 10-Q for the Quarter Ended December 31, 2009

Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Non-GAAP Financial Measures and Other Operational Data

Other Operational Data, page 33

3.   We note your response to prior comment 5. In future filings, please explain how
        you calculate average monthly revenue per internet page. In addition, provide a
        more detailed explanation of the causes of changes in the listed measures over the
        covered periods. For example, your disclosure indicates that although customers
        have remained constant, and your average monthly internet pages measured have
        increased, your average revenue per page has decreased, due to the recent
        economic environment and other competitive pressures. If, as it appears, such
        pressures have caused a decrease in prices, you should state so.

Item 6. Exhibits, page 46

Exhibits 31.1 and 31.2

4.   The certifications may not be changed in any respect from the language of Item 601(b)(31) of Regulation S-K, even if the change would appear to be inconsequential in nature. See Section II.B.4 of SEC Release No. 34-46427. We note that you have made the following changes:

- Replaced the word "report" with "quarterly report" in paragraphs 2, 3, and 4;
- Omitted the parenthetical language from paragraph 4(d); and
- Omitted the parenthetical language from paragraph 5.

Please confirm that you will conform your disclosures in future filings to the exact language of provided in Item 601(b)(31) of Regulation S-K.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Robert Benton, Staff Accountant, at (202) 551-3804 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan Jacobson, Staff Attorney, at (202) 551-3428, or Barbara Jacobs, Assistant Director, at (202) 551-3735. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief